

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2010

Mr. Igor Rumiantsev
President
Interdom, Corp.
375 N. Stephanie Street, Suite 1411
Henderson, NV 89014-8909

> **Re:** **Interdom, Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 28, 2010**
> **File No. 333-167084**

Dear Mr. Rumiantsev:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 1

1. You state that the duration of the offering will be 180 days unless extended by the board of directors. You also state that the offering will terminate on the earlier of such date as the offering is fully subscribed or upon a decision of the board to terminate the offering prior to the sale of all 2,500,000 shares. It is unclear from your disclosure when the offering will be terminated. Please clarify, if true, on the cover and page 1, that the offering will last for no longer than 180 days unless terminated earlier due to the offering being fully subscribed or upon a decision of the board.

2. We refer to the sentence in the table that begins, "6,000,000, which amounts to approximately 41.67% of the issued and outstanding shares of common stock…" This sentence appears to be incomplete. In addition, there appears to be language missing in the left column indicating that this reflects the shares issued and outstanding after the offering. Please revise your disclosure.

Risk Factors, page 6

If we do not attract customers, we will not make a profit…, page 7

3.   You state that you currently have no customers nor have identified any customers. On page 1 and elsewhere in the prospectus, however, you indicate that you have entered into a consulting agreement with Florida Exclusive Realty, LLC, suggesting that you do have one customer. Please reconcile your disclosure here and throughout the prospectus to clarify whether or not you currently have any customers. As applicable, please revise your disclosure to state, if true, that you currently generate no revenue and you may never generate any revenue from the consulting agreement with Florida Exclusive Realty, LLC.

Management's Discussion and Analysis or Plan of Operation, page 15

Plan of Operation, page 15

4.   We note your response to our prior comment 8 of our letter dated June 22, 2010. Please revise this section to include the information in your response and more specifically disclose how your plan of operation will be impacted if you are unable to raise the maximum amount of this offering.

Liquidity and Capital Resources, page 17

5.   We refer to the following sentence in your revised disclosure, "Management believes if the company cannot maintain its reporting status with the SEC it will have to cease all efforts directed towards the company." It is unclear what you mean by this sentence. Please revise to clarify.

6.   We refer to the first sentence of the first full paragraph on page 18 that states that you are "highly dependent upon the success of the private offerings of equity or debt securities" as described in the prospectus. It is unclear to us to what disclosure you are referring. Please tell us if you currently are or plan to engage during the course of this public offering in a private placement of securities. If so, please also provide us with an analysis as to why the private offering should not be integrated with your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

Significant Accounting Policies, page 18

7.   We have reviewed your revisions based on prior comment 9 of our letter dated June 22, 2010. Your revised disclosure provides one generalized revenue recognition policy. Please revise to specifically address your revenue recognition policy for each of the nine services discussed on pages 19 and 20.

Description of Business, page 19

Agreement with Florida Exclusive Realty, LLC, page 21

8.	We have reviewed your revisions in response to prior comment 15 of our letter dated June 22, 2010. Please additionally clarify whether the agreement with Realty obligates Realty to utilize your services or if the agreement merely establishes the terms of potential services.

9.	We have reviewed your response to our prior comment 16 and reissue the comment. We refer to the following language in Section 2 of the Consulting Agreement that Interdom "shall not assist any other person or organization that competes, or intends to compete with the Realty." Since the Consulting Agreement appears to preclude you from working with other real estate brokers, please tell us how this may affect your ability to attract new customers seeking real estate advisory services.

10.	We note your statement on page 21 that you are planning to start receiving compensation for your services from Florida Exclusive Realty LLC after completing your offering and setting up your office. Please revise to clarify, if true, that you may never generate any revenues from Realty.

Government Regulation, page 22

11.	We note your disclosure that you will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the construction and operation of any facility in any jurisdiction in which you would conduct activities. Please revise to clarify whether you intend construct and operate facilities and more specifically describe any regulations associated with your real estate consulting business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Thomas E. Puzzo, Esq.
        Via facsimile (206) 260-0111